October 18, 2011

Brandon Hill, Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re:	Steele Resources Corporation
Form 10-K for fiscal year ended December 31, 2010
Filed March 31, 2011, as amended
Form 8-K filed September 9, 2011
File No. 000-53474

Dear Mr. Hill:

Steele Resources Corporation, a Nevada corporation, (“SRC” or the “Company”), is responding to the comments set forth in your letter dated September 30, 2011 relating to SRC’s Annual Report on Form 10-K filed on March 31, 2011, as amended, for the year ended December 31, 2010 and Form 8-K filed on September 9, 2011.  The responses by SRC below have been numbered to correspond with the related comment in your September 30, 2011 letter.

Form 8-K filed September 9, 2011

Comment No. 1:

We note your response to comments one and two of our letter dated September 8, 2011. In your responses, you state that INCT has forfeited all rights to the Mineral Hill Project and recognizes that you are the 100% owner of the property. However, your current report on Form 8-K, filed September 9, 2011, state that "[s]ubject to the repayment/assumption of the $540,000 and the 8% interest in the Reclamation Phase, INCT relinquishes all ownership rights in the Mineral Hill property and is relived of any further funding obligations relating to the Mineral Hill Property." Moreover, we note that Item 8 of the Termination Agreement states that INCT "will" forfeit its ownership rights and you "will become" the 100% owner of the site. Thus, it appears that your assumption of 100% of the ownership of the Mineral Hill project is contingent on your repayment/assumption of the outstanding $540,000 due to INCT. Please clearly explain to us the current ownership of the rights to the Mineral Hill project, and provide an example of the disclosure you intend to provide in your Quarterly Report on the period-ended September 30, 2011 regarding ownership of this property.

3081 Alhambra Dr., Suite 208
Cameron Park, CA 95682

Brandon Hill, Attorney Advisor
Re: Steele Resources, Inc.
September 30, 2011

Response:

Under the terms of the termination agreement executed by both Steele Resources, Inc.  (“SRI”) and Innocent, Inc., "Innocent Inc. will forfeit any ownership rights of the property (with the exception of the 8% of the stockpile ore on site) and in turn Innocent Inc. will not be responsible for any future funding for the development or any current expenses associated with the property. Steele Resources Inc. will become the 100% owner of the site". Steele Resources Corporation  (“SRC”) is to reflect the $540,000 refund to Innocent as a liability on its financial statements until such time as the obligation is paid and Innocent will carry the same amount as a receivable.

SRC fully acknowledges the obligation and will make reasonable commercial efforts to pay the full amount due. At this time SRC does not have the funds to make the repayment, however, through SRC’s ongoing efforts to further develop the Mineral Hill Property and process the existing ore stockpile, it believes that the property will generate sufficient revenues from operations over the next six months to permit SRC to satisfy this obligation.

With its filing of the 10-Q of September 30, 2011, SRC will disclose that a mutual termination agreement of the Joint Venture Agreement between SRI and Innocent has been reached. Under the terms of the agreement, SRC will refund the initial investment made by Innocent of $540,000 plus provide Innocent with an 8% Net Profit Interest in the processing of the stockpiled ore on the A&P site within the Mineral Hill Property. Both parties will reflect the refund of the $540,000 and a debt or a receivable on their respective financial statements until such time as the full refund payment has been made. Subject to the repayment/assumption of the $540,000, Innocent forfeits its ownership rights and obligations in the Mineral Hill Property and SRI became the 100% owner upon the closing of the termination agreement dated August 31, 2011.

Comment No. 2:

We note that in your Termination Agreement with INCT, you disclose that you have issued a $250,000 note payable to INCT in connection with a payment made to you on March 18, 2011. Please provide us with you analysis of why you were not required to file this note as a material agreement pursuant Item 601(b)(10) of Regulation S-K. Alternatively, please file this note as an exhibit to your nest periodic filing.

Response:

SRC has not issued a note payable to Innocent in connection with the termination of the Joint Venture Agreement. Innocent issued a note to the third party that provided the $250,000 funding to SRC in March, 2011. Given the instability of its funding capabilities since the inception of the Joint Venture Agreement, and upon the advice of its auditors, SRC has recorded the funding provided by Innocent as a liability rather than an investment instrument from Innocent. The subsequent agreement to refund the $540,000 by SRC does not require an accounting reclassification and no $250,000 note has been issued by SRC. Consequently, there is no $250,000 note issued by SRC to file as an exhibit.

3081 Alhambra Dr., Suite 208
Cameron Park, CA 95682

Brandon Hill, Attorney Advisor
Re: Steele Resources, Inc.
September 30, 2011

Comment No. 3:

We note your website and your recent Form 8-K joint venture agreements reference the terms ore and/or ore stockpiles. A reserve is defined as that part of a mineral deposit which could be economically and legally extracted at the time of the determination and are customarily stated using terms such as ore when dealing with metalliferous minerals. In SEC filings, the terms ores, ore grade, ore stockpile, or ore body are treated the same as the term reserve, since not all deposits or stockpiles are necessarily reserves. Please remove the term ore and/or ore stockpile from your disclosures on your website, your future filings and press releases.

Response:

Steele Resources, Inc. ("SRI" is a wholly owned subsidiary of the Company) has contracts in place to remove stockpiled materials from the A&P mine site and a contract with Golden Sunlight Mine (GSM) to purchase and process the stockpile materials based upon the head grade for gold of the stockpiled materials. SRI has been delivering this ore to GSM since the middle of September with initial payments for the purchase of the material expected at the end of October, 2011 and continuing through December 31, 2011. The processing of the stockpiled ore will result in an economic return to SRC.

SRC had a recent telephone conference with Mr. Schuler, of the SEC, to discuss the guidelines for using the term "ore" in future SEC filings/press releases. Mr. Schuler believed that the stockpiled material at the A&P mine site had sufficient definable value to warrant the use of the term “ore” in reference to this material.

Mr. Schuler requested that SRI prepare a Report addressing the following guidelines to support use of the term “ore” in reference to the stockpiled material:

1)	Identification of what material is being reported on and who the report is intended for
2)	Estimates of the tons and grades and how the grades were determined
3)	Cost of transporting material to processing site and estimated time period of deliveries
4)	Cost of processing material
5)	Economic analysis of net revenue (gross revenue received for material less costs) using 3-year gold price average and current gold price.

3081 Alhambra Dr., Suite 208
Cameron Park, CA 95682

Brandon Hill, Attorney Advisor
Re: Steele Resources, Inc.
September 30, 2011

SRI is in the process of preparing this Report which it plans to submit to Mr. Schuler prior to the filing of SRC’s next 10-Q.

Sincerely,

/s/ David Bridgeford
David Bridgeford
Chief Financial Officer

cc:           Roger Linn, Esq.

3081 Alhambra Dr., Suite 208
Cameron Park, CA 95682